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                           March 10, 2023

       James Fry
       General Counsel
       AerSale Corp
       255 Alhambra Plaza, Suite 435
       Coral Gables, FL 33134

                                                        Re: AerSale Corp
                                                            Registration
Statement on Form S-3
                                                            Filed March 7, 2023
                                                            File No. 333-270323

       Dear James Fry:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Rucha
Pandit at (202) 551-6022 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services
       cc:                                              Paul Kukish